Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock of the Issuer which were effectuated by Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transactions	Type of Transactions	Number of Securities	Price Per Share(1)
Vladimir and Angelica Galkin	12/04/25	Sale	(2,507)	$ 1.46
Vladimir and Angelica Galkin	12/10/25	Sale	(50,300)	$ 1.49
Vladimir and Angelica Galkin	12/11/25	Sale	(8,423)	$ 1.58
Vladimir and Angelica Galkin	12/17/25	Sale	(5,366)	$ 1.38
Vladimir and Angelica Galkin	12/18/25	Sale	(7,600)	$ 1.38
Vladimir and Angelica Galkin	12/19/25	Sale	(4,835)	$ 1.37
Vladimir and Angelica Galkin	12/22/25	Sale	(367)	$ 1.35
Vladimir and Angelica Galkin	12/23/25	Sale	(32,958)	$ 1.33
Vladimir and Angelica Galkin	12/24/25	Sale	(928)	$ 1.31
Vladimir and Angelica Galkin	12/26/25	Sale	(90,709)	$ 1.22
Vladimir and Angelica Galkin	12/29/25	Sale	(46,107)	$ 1.10
Vladimir and Angelica Galkin	12/30/25	Sale	(11,303)	$ 1.08
Vladimir and Angelica Galkin	12/31/25	Sale	(89,830)	$ 0.99
Vladimir and Angelica Galkin	1/2/26	Sale	(1,262)	$ 0.97

(1) The prices reported are volume weighted-average prices and include commissions paid in per share prices. These shares of Common Stock were purchased or sold in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased or sold at each price within the ranges set forth in this Footnote 1.